UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 1 November 2010

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



HARMONY™

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")

JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228   Results for the first quarter FY11, ended **30 September 2010**

SHAREHOLDER INFORMATION

Issued ordinary share capital at   428 850 584
30 September 2010   shares

Market capitalisation

At 30 September 2010 (ZARm)   33 450

At 30 September 2010 (US$m)   4 842

Harmony ordinary share and ADR prices

12 month high (1 October 2009 to
30 September 2010) for ordinary shares   R87.00

12 month low (1 October 2009 to
30 September 2010) for ordinary shares   R68.65

12 month high (1 October 2009 to
30 September 2010) for ADRs   US$11.98

12 month low (1 October 2009 to
30 September 2010) for ADRs   US$8.79

Free float

Ordinary shares   100%

ADR ratio   1:1

JSE Limited   HAR

Range for quarter
(1 July 2010 to   R71.90 –
30 September 2010 – closing prices)   R83.80

Average volume for
the quarter (1 July 2010 to   1 863 621
30 September 2010)   shares per day

New York Stock Exchange, Inc.   HMY

Range for quarter
(1 July 2010 to   US$9.72 –
30 September 2010 – closing prices)   US$11.74

Average volume for
the quarter (1 July 2010 to   733 895
30 September 2010)   shares per day

Key features

- Wafi/Golpu – size and grade of deposit increasing
  - world-class copper/gold porphyry system

- Mining Charter targets in line with objectives

- Operational results
  - 6 fatalities
  - production decreased by 2.9%
  - cash operating costs up by 11.2% (labour and electricity)
  - underground grade steady at 4.68g/t

- Healthy operating margin at 20.4%

- Cash operating profit of R652 million

Financial summary for the first quarter ended 30 September 2010

		Quarter September 2010	Quarter June 2010	Q-on-Q Variance %
Gold produced [1]	– kg	10 471	10 784	(2.9)
	– oz	336 650	346 714	(2.9)
Cash costs	– R/kg	228 658	201 460	(13.5)
	– US$/oz	974	831	(17.2)
Gold sold [1]	– kg	10 869	10 739	1.2
	– oz	349 447	345 266	1.2
Gold price received	– R/kg	287 401	295 580	(2.8)
	– US$/oz	1 224	1 219	0.4
Cash operating profit	– Rm	652	942	(30.8)
	– US$m	89	125	(28.8)
Basic earnings per share*	– SAc/s	24	7	>100.0
	– USc/s	3	1	>100.0
Headline profit/(loss)*	– Rm	141	(27)	>100.0
	– US$m	19	(4)	>100.0
Headline earnings/(loss) per share*	– SAc/s	33	(6)	>100.0
	– USc/s	5	(1)	>100.0
Adjusted headline earnings per share [2]*	– SAc/s	51	13	>100.0
	– USc/s	7	2	>100.0
Exchange rate	– R/US$	7.31	7.54	(3.1)

* Reported amounts include continuing operations only.

(1) Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes Steyn 2, 31kg (June 2010 – 29kg) and Target 3, 111kg (June 2010 – 92kg). 120kg were capitalised for Hidden Valley in June 2010.

(2) Headline earnings/(loss) adjusted for employee termination and restructuring cost.

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2010 are available on our website (www.harmony.co.za).

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include, without limitation:

- overall economic and business conditions in South Africa and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- increases/decreases in the market price of gold;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of labour disruptions
- availability, terms and deployment of capital;
- changes in Government regulation, particularly mining rights and environmental regulations;
- fluctuations in exchange rates;
- currency devaluations and other macro-economic monetary policies; and
- socio-economic instability in South Africa and regionally.

Contents

	Page
Chief Executive's Review	3
Safety and health	5
Financial review	6
Operational review	6
– Group operational results	6
– Build-up and steady operations	6
– Doornkop	6
– Kusasalethu	7
– Phakisa	7
– Masimong	7
– Tshepong	8
– Papua New Guinea	8
– Other South African operations	8
– Bambanani	8
– Steyn 2	9
– Evander	9
– Joel	9
– Target 1	9
– Target 3	9
– Virginia	10
– South African surface operations	10
– Kalgold	10
– Phoenix	10
– Surface dumps	10
Development	11
Exploration	12
Operating results (Rand/Metric and US$/Imperial)	14
Condensed consolidated income statement (Rand)	16
Condensed consolidated statement of other comprehensive income (Rand)	17
Condensed consolidated balance sheet (Rand)	18
Condensed consolidated statement of changes in equity (Rand)	19
Condensed consolidated cash flow statement (Rand)	20
Notes to the condensed consolidated financial statements for the first quarter ended 30 September 2010	21
Operating results (US$/Imperial)	28
Condensed consolidated income statement (US$)	30
Condensed consolidated statement of other comprehensive income (US$)	31
Condensed consolidated balance sheet (US$)	32
Condensed consolidated statement of changes in equity (US$)	33
Condensed consolidated cash flow statement (US$)	34
Segment report (US$)	35
Development results – metric and imperial	37
Contact details	40

Chief Executive's Review

"The current quarter under review has brought us one step closer to achieving the previously stated production target of 2 million ounces by 2013. Despite declining gold production in the South African gold mining industry, Harmony has an exciting growth profile through its portfolio of South African and Papua New Guinean growth and development projects. Exploration drilling in Wafi/Golpu showed tremendous results and emphasises the potential for the Morobe Mining Joint Venture to establish another high quality, world-class operation in Papua New Guinea", stated chief executive officer, Graham Briggs.

Safety

Performance on the safety front during the quarter was extremely disappointing. We experienced the loss of six colleagues in work-related accidents during the quarter, despite the fact that many of the safety performance indicators continued to demonstrate a positive trend.

Tragically, five Mine Rescue Team members died at the Phakisa mine on 24 June 2010 as a result of an explosion while they were manning a fresh-air base during an underground fire. They were Brigade Captain Siegfried Hildebrandt and Brigadesmen Burnett Bothma, Frans Prinsloo, Johannes Bothma and Jose Randall. The circumstances surrounding this accident are still under investigation and further detail will be provided upon its completion. Our condolences are extended to the families, colleagues and friends of these brave men, who selflessly and voluntarily gave of their time and energy to protect the lives of others.

In another accident, on 26 August 2010, Raimundo Tala, a winch operator at Tshepong, died in a fall-of-ground accident. Condolences are extended to his family, colleagues and friends.

It is our fundamental belief that safety in the workplace can only be addressed through a co-operative approach that ensures the right infrastructure is in place from systems, planning, communication and training perspectives. In addition to this approach, management and employees must accept joint responsibility for their actions and it is imperative the working environment empowers people – management, supervisors, workers and union representatives – to stop work and withdraw when they feel it is unsafe, or to prevent others from acting in an unsafe way.

Safety is not only about training, using the correct equipment and ensuring a safe working environment, it is also about the attitude and mindset of people. Harmony takes full responsibility for the attitude and mindset of its employees because it is recognised that these influence their behaviour at work. Therefore a renewed focus has been placed on implementing, communicating and reinforcing safety in the workplace, through the creation of a centralised safety function and structure which will co-ordinate initiatives between various regions and shafts.

A number of operations recorded excellent safety milestones during the quarter and we commend employees, management and union representatives for these achievements. Refer to the detailed safety report on page 5.

Gold market

Gold has established itself as a store of wealth and as a currency in the current uncertain times. We remain bullish on the gold price and continue to see it in the region of $1 500/oz next year. However, as the gold price and the continued strength of the Rand are out of Harmony's control, we continue to focus on impacting factors within our control – safety, productivity, production and cost control.

Operating and financial performance

Production growth at our four growth projects of 193kg quarter-on-quarter was offset by the closure of some of our older shafts, lower grade at Bambanani and continued work on Joel's shaft bottom, which resulted in an overall decline in gold production for the group of 2.9% to 10 471kg for the quarter ended 30 September 2010.

This reduction can be attributed mainly to:

- lower grades at Bambanani (259kg);
- planned closure of Harmony 2 (58kg) and Merriespruit 3 (58kg) shafts;
- a 43-production day shaft stoppage at Joel to allow for the completion of modifications to the shaft bottom spillage arrangement (230kg);
- the loss of 13 production days at Phakisa following the tragic accident (39kg);
- lower grade at Kalgold (42kg).

Countering these events were improvements at:

- Kusasalethu, where gold production rose by 113kg;
- Hidden Valley, which recorded an 86kg increase in production;
- Doornkop, which recorded an 33kg increase in production;
- Masimong, an increase of 62kg in production;
- Other South African surface operations, which saw gold production rise by 52kg.

The Rand per kilogram gold price received decreased by 2.8% to an average of R287 401/kg in the September 2010 quarter, from R295 580/kg in the previous quarter. However, gold sold increased by 130kg compared with the previous quarter which resulted in a R38 million increase in revenue.

As expected, cash operating costs for the quarter increased by R238 million (11.2%) when compared with the previous quarter mainly due to:

- Hidden Valley in Papua New Guinea (PNG) being in production for the full quarter (R50 million);
- cost increases at the South African operations comprised mainly of:
  - electricity cost increases owing to winter tariffs (R123 million); and
  - labour costs increases of R46 million.

Consequently, unit costs rose by 13.5% to R228 658/kg.

Capital expenditure decreased by R75 million (9.1%) to R749 million in the quarter under review compared to R824 million in the June 2010 quarter.

Cash operating profit for the September 2010 quarter of R652 million was 30.8% lower when compared to the June 2010 quarter's cash operating profit of R942 million.

A more detailed operation-by-operation review is provided under the heading "Operational overview" on page 6.

In line with our strategy of asset optimisation, a number of corporate activities were concluded during the quarter. As a result of this strategy, certain non-core assets were divested and shafts closed so that the management team may focus its resources on growing, developing and operating its portfolio of core, quality assets.

These divestments and shaft closures include:

- The sale of the Mount Magnet Gold project in Western Australia to Australian-based Ramelius Resources Limited for R238 million (A$35 million) cash on 20 July 2010 as well as R31 million (A$5 million) released from the replacement of performance bonds by the purchaser.

- The conclusion of two transactions with Witwatersrand Consolidated Gold Resources (Wits Gold). In terms of these transactions, Wits Gold will obtain a prospecting right over Harmony's Merriespruit South area and the option held by ARMGold/Harmony Joint Venture Company (Proprietary) Limited (Freegold), a wholly-owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option). The total consideration price of the transactions is R336 million (R61 million for the prospecting area and R275 million for the cancellation of the option agreement), which will be settled in cash or in a combination of cash and shares in Wits Gold. The agreements were signed on 3 September 2010 and outstanding conditions precedent are expected to be fulfilled by November 2010 for the option agreement and June 2011 for the prospecting right.

- On 10 September 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (Taung), in which Taung acquired the Evander 6 shaft, the related infrastructure and surface right permits as well as a mining right over the Evander 6 and Twistdraai areas. The total purchase consideration is R225 million which will be settled in cash, when all remaining conditions precedent to the transaction have been fulfilled.

- Following careful and considerable review, the company announced on 18 October 2010 that it would be closing the Merriespruit 1 shaft in Virginia at the end of October 2010. Earlier this year a productivity-linked deal with the trade unions was reached that allowed Merriespruit 1 to continue its operations, provided it did not make a loss (on a total cost basis, including any capital expenditure) for two consecutive months and total costs remained under R250 000/kg. Despite the operational team's best endeavours, Merriespruit 1 has failed to meet these conditions and closure procedures have commenced.

  We have embarked on a formal consultation process with employees in terms of section 189A of the Labour Relations Act to consider alternatives to retrenchment. Approximately

1 470 employees are affected by the closure and, of this number, 1 200 will largely be transferred to our growth operations so as to preserve as many jobs as possible.

Milestone at Hidden Valley

30 September 2010 marked an exciting milestone for Harmony when the Hidden Valley mine was officially opened at a ceremony attended by PNG dignitaries, directors and senior management of both Harmony and Newcrest Limited (Newcrest) and employees. Hidden Valley, part of the 50/50 Morobe Mining Joint Ventures (MMJV) with Newcrest, was Harmony's first offshore greenfields project, and represents an important step in our group's strategy for geographical and asset diversification.

While the development of this project was not without its challenges – given its remote location and relative lack of infrastructure – the government and communities of Papua New Guinea (PNG) and Morobe Province have provided enormous support to the project, and have worked closely with the MMJV to ensure that the development of the Hidden Valley mine has long-term, positive and sustainable consequences for the region.

Hidden Valley also completed its first full quarter of commercial production, where post-commissioning and ramp up activities are making good progress.

The experience we have gained with the development of Hidden Valley will stand us in good stead as we continue to seek growth, both in Morobe Province as part of the MMJV and elsewhere in PNG on Harmony's 100%-owned exploration portfolio.

Wafi/Golpu Joint Venture (part of MMJV)

Excellent progress was made and reported at our Wafi/Golpu joint venture project during the quarter.

The concept study was finalised in September 2010 and shows that a copper gold mine at Wafi/Golpu is technically and financially viable, and that a number of development options could be considered in a pre-feasibility study. Production could potentially be between 400 000 to 700 000oz of gold, and 100 000 to 200 000t of copper per annum. This would be sustainable over a 20-year mine life without considering the Golpu resource extensions currently being identified by drilling. Cash costs would be in the lower quartile (assuming copper credits) and capital expenditure would be of the order of US$3 billion. Based on the outcome of the scoping study, and subsequent project gate review a decision was made to progress this project to pre-feasibility stage.

As announced recently, we also continue to drill spectacular intercepts at this project, with the exploration target at this project upgraded to 30 million ounces of gold and 8 million tonnes of copper, 50% of which would be attributable to Harmony.

Revisions to the Mining Charter

On 13 September 2010, the South African Minister of Mineral Resources, Susan Shabangu, released the revised Mining Charter and the associated scorecard, the Broad-Based Socio-Economic

Empowerment (BBSEE) scorecard. Harmony has been at the forefront in implementing various transformation initiatives in terms of the legislated empowerment objectives, and has met most of the new 2014 targets in terms of the revised Mining Charter. The only area which requires more attention and on which we are currently focusing, is that of enterprise development, as the revised Mining Charter now specifically stipulates certain requirements to be met.

Looking ahead

Our aim at Harmony is to focus on safe, profitable ounces. To do this we have taken bold decisions in shutting unprofitable operations and focused our attention on our longer-life, lower-cost operations that will be profitable and sustainable for many years to come. There are many steps in this journey and this quarter has indeed been one of them as we progress towards consolidating our lower-cost, quality asset base. We remain focused on increasing production to 2 million ounces of gold by FY 2013, with costs per tonne milled in the lowest quartile of South African producers.

Graham Briggs
Chief Executive Officer

Safety and health

Safety

Harmony remains committed to its aim to achieve its production targets safely. Every employee has the right to withdraw from an unsafe environment.

It is with deep regret that we report that six fatalities occurred in two incidents in the South African operations during the September 2010 quarter.

Harmony achieved a single digit figure on Lost Time Injury Frequency Rate (LTIFR) for the eighth quarter in a row. The LTIFR for this quarter is 7.98, a regression of 4% compared to the June 2010 quarter. The Fatality Injury Frequency Rate (FIFR) improved by 7% quarter-on-quarter. The following operations achieved excellent safety results during the quarter:

All North operations (Kusasalethu, Doornkop, Evander, Kalgold):	1 000 000 fatality free shifts
Bambanani total operations:	750 000 fatality free shifts
Target total operations:	500 000 fatality free shifts
Unisel:	500 000 fatality free shifts
Free State Metallurgy:	500 000 fatality free shifts

The following operations completed the September 2010 quarter without an injury:

- Kalgold
- Phoenix Plant
- Target Plant
- Joel Plant
- Free State & Randfontein Commercial Services and Transport
- Evander Workshops
- Evander Services

Health

Our employees' state of health is important to us and we therefore continue to support healthcare programmes and measure any potential impact of threats.

Noise levels measured reduced with 75% of all mechanical loaders having been equipped with silencers. Internal radiation audits are being conducted and results reflect that all operational underground operations are well within the limits set by the National Nuclear Regulator (the NNR). Tuberculosis in conjunction with HIV remains a concern but is addressed through various initiatives. See our Sustainable Development Report for more details on our website www.harmony.co.za.

During the September 2010 quarter healthcare was brought closer to the operations in order to speed up treatment and identify early signs of epidemic trends. The medical station at Target was successfully completed and is now a Health Hub, which provides a fully integrated proactive healthcare service.

Financial overview

Cash operating profit decreased by 30.8% to R652 million in the September 2010 quarter. This was due to an increase in production costs of R328 million as a result of a rise in the electricity tariffs, labour costs and other input costs. This was offset by an increase of R38 million in revenue, as a result of an increase of 1.2% in gold sold.

Earnings per share

Basic earnings per share increased from 3 SA cents to 23 SA cents per share. Similarly headline earnings per share increased from a loss of 10 SA cents per share to earnings of 33 SA cents per share.

Revenue

Revenue increased from R3 045 million to R3 083 million due to an increase of 1.2% in gold sold. This increase was offset by a decrease in the Rand gold price received from R295 580/kg to R287 401/kg.

Cost of sales

Cost of sales increased from R2 649 million to R2 995 million in the September 2010 quarter. This was due to an increase of R333 million in production costs and R43 million in depreciation and amortisation.

Capital expenditure

Total capital expenditure decreased by 9.1% to R749 million in the September 2010 quarter, with R688 million spent in South Africa and R61 million in PNG.

Other expenses

Other expenses includes foreign exchange losses of R47 million reclassified from other reserves on the liquidation of foreign subsidiaries.

Gain on financial instruments

Included in the total for the September 2010 quarter is an amount of R273 million related to the fair value movement on the Freegold option.

Discontinued operations

The total includes the profit on the sale of Mount Magnet of R104 million, net of tax, offset by the foreign exchange losses reclassified from other reserves on the disposal of the subsidiary.

Operational overview

Group operational results

Indicator	Units	September 2010	June 2010	% variance
Tonnes	**('000)**	5 098	4 699	8.5
Grade	**(g/t)**	2.03	2.24	(9.4)
Gold produced	**(kg)**	10 471	10 784	(2.9)
Gold sold	**(kg)**	10 869	10 739	1.2
Cash operating costs	**(R/kg)**	228 658	201 460	(13.5)
Operating profit	**(R'000)**	651 902	941 954	(30.8)

Cash operating profit decreased by 30.8% quarter-on-quarter to R652 million as gold produced was down by 2.9% to 10 471kg. This reduced production was as a result of a combination of:

• work stoppages at Joel and Phakisa;

• planned closures of Harmony 2 and Merriespruit 3;

• underground recovery grade remained steady at 4.68g/t.

Total cash operating costs rose by 11.2% during the quarter, which represents a commendable performance, given the significant rise in electricity tariffs, higher winter electricity rates, increased labour costs (as wage agreements came into effect from 1 July 2010) and rises in other input costs (steel, stores).

Our growth in the short to medium term will come from four projects, three in South Africa – (Doornkop, Kusasalethu and Phakisa) and one in PNG, being Hidden Valley. Most of the capital on these projects has been spent and we have already seen the production benefits. In addition, Tshepong and Masimong have shown a steady performance which, together with the projects, will drive the company down the cost curve. The write-up that follows will focus first on the aforesaid operations, after which Harmony's other South African operations will be discussed.

Build-up and steady operations

Doornkop

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	140	139	0.7
Grade	(g/t)	3.86	3.65	5.8
Gold produced	(kg)	541	508	6.5
Cash operating costs	(R/kg)	249 294	222 276	(12.2)
Operating profit	(R'000)	20 502	32418	(36.8)

Gold production increased by 6.5% quarter-on-quarter, to 541kg, mainly due to an improvement in face grade from the South Reef, which resulted in a higher recovered grade of 3.86g/t, 5.7% higher than the previous quarter. An improvement in development grades and development metres contributed to the grade improvements.

Cash operating costs were 19.4% higher quarter-on-quarter, mainly due to higher labour and electricity costs. Additional labour was employed for the production build-up and the cost of project commissioning labour was transferred from capital expenditure to operating costs, resulting in higher labour costs. Electricity costs were higher due to higher winter tariffs and, to a lesser extent, an increase in consumption as a result of production build up. Stores and material costs also increased. Cash operating profit therefore deteriorated by 36.8% due to higher cash operating costs.

Total square metres blasted in the Kimberley reef increased due to new trackless machinery that was delivered during the quarter. Delays in equipment delivery schedules will impact on the planned build-up in the Kimberley reef in the December 2010 quarter. Mitigation measures are being pursued. The build-up in the South Reef will, however, assist Doornkop in meeting its targets in December 2010. The transfer of an additional 13 production crews from Merriespruit 1 shaft during the December quarter will further assist in improving production and development at the mine.

The remaining equipping of the shaft rock winder compartments to 212 level was completed during the quarter. Cold commissioning of the rock winder and loading station will start during the December 2010 quarter. The commissioning of the winder will facilitate a hoisting capacity of approximately 160 000 tonnes per month. The project is still on schedule to be completed by the expected completion date and within budget.

Kusasalethu

Indicator	Units	September 2010	June 2010	% variance
Tonnes	(000)	269	314	(14.3)
Grade	(g/t)	5.62	4.46	26.0
Gold produced	(kg)	1 513	1 400	8.1
Cash operating costs	(R/kg)	225 164	209 112	(7.7)
Operating profit	(R'000)	88 758	122 778	(27.7)

Planned build-up in production at Kusasalethu continued in line with its life-of-mine plan. Gold production increased by 8.1% quarter-on-quarter to 1 513kg. Exclusion of waste to the mill resulted in recovered grade increasing by 26.2% to 5.62g/t quarter-on-quarter.

Tonnes milled decreased by 14.3% to 269 000t mainly as a result of the separation of waste and reef tonnages during August and September 2010. This will persist until the blockage in the waste orepass system between the old mine (above 100 level) and the new mine (below 100 level) has been removed during the December 2010 quarter, and following the subsequent rehabilitation of the reef orepass system. We believe that it will be resolved during the December 2010 quarter.

Cash unit cost increased by 7.7% to R225 164/kg, mainly as a result of an increase in labour costs, stores and the winter tariff increases. Cash operating profit declined by 27.7% to R89 million.

The sub-station for the 100 level refrigeration complex and the 98 level complex were commissioned during the quarter, and the mechanical construction work on the refrigeration plants is on track, to be completed at the end of December 2010. The raise-boring of the centre hole of the No. 3 Backfill shaft between 109 level and 113 level was completed and sinking has progressed 38m down to 113 level from 109 level. Civil construction for the installation of the turbine

on 92 level is complete and mechanical installation has started. The project is still on schedule to be completed by the expected completion date and within budget.

Phakisa

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	86	95	(9.5)
Grade	(g/t)	4.38	4.38	–
Gold produced	(kg)	377	416	(9.4)
Cash operating costs	(R/kg)	296 520	231 570	(28.0)
Operating profit	(R'000)	320	23 462	(98.6)

Phakisa recorded the tragic death of five Mine Rescue members caused by the explosion incident on 24 June 2010. This accident, together with an ice pipe failure in the shaft and a fire in the 66 – 63 stope resulted in a 9.5% decrease in tonnes milled quarter-on-quarter.

Pleasingly, an improvement in reef metres achieved was recorded despite the lost days and this will have a positive impact on flexibility going forward. In addition, a new record of 1 630t of ice per day was achieved in the quarter, resulting in a water temperature of < 6°C, which will have a positive effect on productivity.

The grade was constant at 4.38g/t. A significant improvement in the face grade mined (g/t) was achieved from August 2010, with a focus on reducing footwall waste and improving the mining mix.

Total cash operating costs increased by 16.0% due to labour cost increases, and to a lesser extent, electricity and water. Unit costs regressed as a result of less gold produced and higher costs, rising by 28.0% to R296 520/kg. Consequently, operating profit was lower.

Equipment salvaged from the Virginia operations reduced the need for capital spent on equipment. Most of the Phase 1 infrastructure has been completed. Modifications to the loading boxes on 77 level are still planned for the December 2010 break. The project is still on schedule to be completed by the expected completion date and within budget.

Masimong

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	243	218	11.5
Grade	(g/t)	5.20	5.51	(5.6)
Gold produced	(kg)	1 263	1 201	5.2
Cash operating costs	(R/kg)	161 372	145 421	(10.9)
Operating profit	(R'000)	172 532	182 052	(5.2)

Masimong continued to improve on the production front, with tonnes milled rising by 11.5% from the previous quarter. Square metres mined also showed an upward trend, recording more than 18 000m² in September 2010 alone. The second phase of the Holokisa programme, involving cycle mining, with specific tasks performed on specific days, is the main contributor to this improvement. The achievement of 100% sweeping percentage for the quarter is another indication that quality mining is synonymous with cycle mining. As expected and in line with Masimong's plan, grade declined by 5.6% to 5.20g/t. Higher tonnages resulted in a rise in gold production of 5.2%.

Cash unit costs increased by 10.9%, to R161 372/kg, with the main contributors being electricity, labour, stores and increased plant costs. Higher gold production offset some of the higher costs, ensuring that Masimong is still the lowest R/kg producer in the company. Operating profit declined, however, by 5.2% to R173 million.

Tshepong

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	338	344	(1.7)
Grade	(g/t)	4.99	4.99	–
Gold produced	(kg)	1 688	1 718	(1.7)
Cash operating costs	(R/kg)	175 322	165 375	(6.0)
Operating profit	(R'000)	206 436	205 015	0.7

Tonnes milled decreased slightly by 1.7%, reflecting a good performance from the mine, despite stoppages experienced as a result of the fire at the neighbouring Phakisa Mine (which resulted in 11 shifts lost in the south east area) and shifts lost following the fatal accident.

Recovered grade stayed constant at 4.99g/t, supported by good face grades. Tshepong's grade remains sensitive to stoping width, which is rigorously controlled by the under-cut mining method used at this mine. Gold production declined slightly, by 1.7%, in line with tonnes milled.

Total cash operating costs were well controlled, rising by only 4.2%, despite increases in electricity tariffs and winter rates (+35%) and other overhead costs. On a unit cash cost basis, costs rose by 6.0% to R175 322/kg, which is the second lowest in the company. Cash operating profit improved by 0.7% to R206 million for the quarter, supported by a steady gold price.

The development of the Sub-71 decline is progressing well, despite the area having been directly affected by the Phakisa fire. Some delays in the commissioning of the belt were encountered, but this work was completed this quarter and, together with the completion of the temporary tip on 73 level, should assist in improving the development rate in the quarters to come.

Hidden Valley (held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	427	304	40.5
Grade	(g/t)	1.57	1.53	2.7
Gold produced	(kg)	671	585*	14.7
Cash operating costs	(R/kg)	244 720	244 544	(0.1)
Operating profit	(R'000)	18 946	15 652	21.0

Including 120kg which was capitalised in the June 2010 quarter before commercial levels of production was achieved.

Hidden Valley completed its first full quarter at commercial levels of production. Gold production showed a 14.7% improvement compared to the previous quarter with 671kg of attributable gold and 4 124kg of attributable silver produced (a 14.7% quarter-on-quarter improvement in silver production).

Process plant throughput dropped by 7.0% to 427 000 tonnes in the September quarter. There were two principal causes of this reversal in the mill ramp-up trend:

- the major factor was a deliberate decision to improve recoveries by pegging back the mill feed rate in July to counteract poor plant recoveries experienced at that stage which was caused by excessively high carbon loadings; and
- a planned 72-hour shutdown in September.

As previously advised throughput rates are expected to remain constrained until the proportion of primary ore delivered to the processing plant increases in the second half of the year.

The focus to improve gold and silver recoveries continued during the quarter with improvements achieved in both the flotation plant and CIL circuit. Average gold recoveries achieved for the quarter was 77%, a 5% improvement on the previous quarter. Average silver recoveries for the quarter improved by 45% to 38%.

Total material mined at the mine (ore and waste) was 3.4 million tonnes (1.7 million tonnes attributable), an increase of 12% compared to the previous quarter. This improvement reflected better availability of the mining fleet, the addition of five new HD785-7 haul trucks and improved manning levels in the mine operations workforce.

Total cash operating costs increased to R164 million (US$22.4 million) reflecting the first full quarter of commercial operation (previous quarter's cash operating costs were R114 million (US$14.9 million) for two months). Unit operating cost after silver credits remained constant quarter-on-quarter in rand terms (R244 720/kg). In US$ terms there was an increase of 3.4% to US$1 042/oz. Unit costs are expected to reduce significantly as the process plant ramps up to design capacity.

Other South African operations

Bambanani

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	129	129	–
Grade	(g/t)	7.06	9.07	(22.2)
Gold produced	(kg)	911	1 170	(22.1)
Cash operating costs	(R/kg)	245 750	164 200	(49.7)
Operating profit	(R'000)	46 485	143 028	(67.5)

The new, down-dip mining method in all high stoping width, steeply-dipping panels has resulted in further mining improvements, proving the method's success from both a safety and production perspective. Tonnes milled remained constant, affected by under-performance in the upper pillars as a result of seismic activity, a pump column breakdown in the shaft and the seismic event at the end of September.

Grade reduced significantly, by 22.2% to 7.06g/t, from 9.07g/t the previous quarter. Decreases in face grade were according to plan, but were exacerbated by seismicity in the pillars. Specific attention to tramming discipline started to show improvements in belt grades in September 2010.

Bambanani, as a low-volume operation, is highly dependent on grade and the lower grade had a significant impact on gold production, which decreased by 22.1%.

Total cash operating costs rose by 16.5% compared with the previous quarter, mainly due to increased electricity costs (17.4%) and salary increases (8.4%). Lower gold production clearly had a negative impact on unit costs, which rose by 49.7% to R245 750/kg, and on cash profit, which declined by 67.5% to R46 million. Development on the shaft pillar project proceeded well, and was on target for the quarter.

Steyn 2

Indicator	Unit	September 2010	June 2010	% variance
Gold produced	(kg)	31	29	6.9

During the quarter, serious problems were encountered in the outer pillars, where opening-up operations are in progress. Four pillars opened up were lost due to a collapse of the entrances or centre raises. This has a significant impact on the build-up, as production in the outer pillars will not improve in the near future. Progress was made on the decline shaft infrastructure, although the manual cleaning process is slow. The haulage system on 73 level to Bambanani is also being rehabilitated, and will assist Steyn 2 in maintaining its shaft bottom. Various scenarios of mining the shaft pillar are being looked at and will be further refined during the next quarter.

Evander

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	140	146	(4.1)
Grade	(g/t)	3.94	3.95	(0.3)
Gold produced	(kg)	552	577	(4.3)
Cash operating costs	(R/kg)	290 188	283 939	(2.2)
Operating (loss)/profit	(R'000)	(2 192)	4 429	(149.5)

Evander produced according to plan during the quarter as a result of improved environmental conditions in the decline working areas. Evander's plan includes lower production levels for the first six months of the 2011 financial year, because of a ventilation constraint on the decline shaft. It is expected that production will increase during the second half of the 2011 financial year.

The chilled water project, that pumps chilled water from 7 shaft refrigeration plant to 8 shaft, was completed during this quarter, and significantly reduced the heat load in the decline section.

Tonnes remained flat and recovered grade remained virtually constant at 3.94g/t.

Total cash operating costs decreased by 2.2% quarter-on-quarter mainly as a result of reduced labour cost after the restructuring, despite significant electricity cost increases. R/kg costs increased by 2.2% as a result of the lower tonnes and gold produced.

Joel

The shaft bottom rehabilitation process was completed in 50 days (rather than the planned 59 days) and a permanent spillage arrangement (spillage skip) will be installed during the December 2010 period. During the quarter, 43 production days were lost as a result of the stoppage, resulting in lower recovered grade at 3.70g/t. Cash costs decreased by 9.3%, mainly due to lower volumes mined due to the stoppage. Joel's results indicate the serious impact of the shaft bottom stoppage.

Target 1

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	205	199	3.0
Grade	(g/t)	4.08	4.37	(6.6)
Gold produced	(kg)	836	869	(3.8)
Cash operating costs	(R/kg)	215 050	221 938	3.1
Operating profit	(R'000)	54 702	65 629	(16.6)

Tonnes milled increased by 3.0% quarter-on-quarter. This was largely achieved through increased narrow reef stope tonnages and improvements brought about through the 'clean mining' initiative, as well as an increase in tonnages from massive stopes and lower grade development ore.

Grade decreased by 6.6% on the previous quarter as a massive stope area could not be effectively mined following a fall of ground. This is expected to improve in the current quarter as mining progresses in the sub-level pillar.

Total cash operating costs were 6.8% down on the previous quarter, due to lower stores costs and overheads.

Target 3

Indicator	Unit	September 2010	June 2010	% variance
Gold produced	(kg)	111	92	20.7

The shaft continued with its build-up, but delays were experienced owing to poor sub-shaft conditions. Development progress was much improved, rising by 123.5% to 722m, from 323m the previous quarter. Production for the quarter came mainly from the main shaft, at 35 000t. Grade was 3.28g/t, resulting in the production of 111kg of gold.

Progress has been made on the sub-shaft infrastructure, which is the Basal Reef mining area. During September 2010 a decision was taken to abandon the shaft below 71 level as a result of the collapse of the ore passes, and create a new belt level on 71 level. The new belt was designed, manufactured and installed in four weeks. The belt level was commissioned and started up on 5 October 2010, and will assist in the build-up in the sub-shaft on the Basal Reef.

Virginia

Indicator	Units	September 2010	June 2010	% variance
u/g tonnes milled	('000)	244	241	1.2
Grade	(g/t)	3.11	3.29	(5.5)
Gold produced	(kg)	760	793	(4.2)
Cash operating costs	(R/kg)	300 593	272 570	(10.3)
Operating profit	(R'000)	(2 136)	31 647	(106.7)

The Virginia operations recorded the same level of production as the previous quarter, despite the closure of Harmony 2 and Merriespruit 3. The additional tonnes came from Merriespruit 1, albeit at a lower grade. Consequently, grade declined by 5.3% to 3.11g/t.

Total cash operating costs rose by 5.7% quarter-on-quarter mainly from increased electricity and plant costs. Savings were made on labour and stores compared with the previous quarter. Nonetheless, higher costs and lower gold production had a negative impact on operating profit, prompting the decision to close Merriespruit 1.

South African surface operations

Kalgold

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	433	431	0.5
Grade	(g/t)	0.85	0.95	(10.5)
Gold produced	(kg)	368	410	(10.2)
Cash operating costs	(R/kg)	238 840	185 629	(28.7)
Operating profit	(R'000)	26 036	42 351	(38.5)

During the quarter topsoil stripping commenced in preparation for a new waste dump. The high strip ratio is as a result of 181 000 more waste tonnes mined for slope stability purposes and to cut back the perimeter of the pit according to the new design.

Recovered grade was 10.7% lower than the previous quarter due to lower feed grade. Higher grade ore blocks were delayed due to the planned opening up of the eastern high wall causing a drop in the feed grade. The average mining grade was 1.10g/t from the Watertank pit.

Total cash operating cost increased by 15.5% to R88 million and R/kg costs increased by 28.7%. Costs were mainly driven by a R9 million movement in the run-of-mine stock adjustment as a result of a reduction in the volume and grade on the stockpiles, as well as an increase in the contractor cost (as more waste tonnes were mined than in the previous quarter). It is expected that the mining cost will continue to be high in the December 2010 quarter, because of additional waste stripping, before this decreases again in the March 2011 quarter.

Cash operating profit decreased by 38.5% or R16.3 million, mainly due to cost increases.

Phoenix (tailings)

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	1 546	1 337	15.6
Grade	(g/t)	0.11	0.12	(8.3)
Gold produced	(kg)	165	154	7.1
Cash operating costs	(R/kg)	231 606	231 195	(0.2)
Operating profit	(R'000)	9 133	9 266	(1.4)

Phoenix tailings saw an improved quarter with 15.6% improvement in tonnes milled. The improvement follows modifications at the Brand A monitoring site and the plant thickener systems. Gold produced improved by 7.1% due to higher volumes. The Phoenix team is focusing on improving recoveries to gain the benefit of higher tonnes.

Cash operating costs increased by 0.2% to R231 306/kg due to higher consumption of reagents and higher electricity and mechanical breakdown costs. Higher costs were offset by a stronger R/kg gold price, however, operating profit decreased by 1.4% to R9.1 million compared to last quarter.

Surface dumps

Indicator	Units	September 2010	June 2010	% variance
Tonnes	('000)	858	711	20.7
Grade	(g/t)	0.62	0.68	(8.8)
Gold produced	(kg)	536	484	10.7
Gold sold	(kg)	536	484	10.7
Cash operating costs	(R/kg)	196 034	158 539	(23.7)
Operating profit	(R'000)	43 533	55 896	(22.1)

The surface dumps tonnes milled increased by 20.7% compared to the June 2010 quarter to 858 000 tonnes. Gold production kilograms also increased by 10.7%, despite the grade that decreased with 8.8% to 0.62g/t for the September 2010 quarter. Cash operating unit cost is at R196 034/kg, 23.7% higher than the previous quarter.

Development



Ore Reserve Block Grades v Development Grades

Legend:
- ■ Ore Reserve Block Grade (cmg/t)
- ■ Rolling 4 Quarter ave Dev Grade (cmg/t)
- ■ Current Quarter ave Dev Grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

There was a quarter-on-quarter improvement in the development grades as a result of development in the shaft pillar and high grades sampled in the 114 line between 98 and 103 levels. This resulted in the quarterly development grade being in line with the ore reserve grade.

Doornkop

The South Reef development grades achieved during the quarter is in line with expectations and in line with the ore reserve block grades. Lower grades are expected in the coming quarter as new on reef development commences in a more distal portion of the orebody on 202 level. No on reef development is planned for the Kimberly reef.

Evander

There was an improvement in grade compared to the previous quarter because development is now focused on the Kinross payshoot, where the ventilation constraint that the shaft experienced since January 2010 has been resolved.

Joel

Development metres were poor during the quarter as a result of the shaft stoppage. The metres that was sampled though, indicated high grades reinforcing the grade expectations for 129 level.

Kusasalethu

The new mine returned very good grades once again from 105 and 109 level which is in line with expectation.

Masimong

The Basal Reef development value improved and is in line with the expected grades of the areas being developed. There was a drop in the B reef grades due to some of the wide raises going into out of channel areas.

Phakisa

As previously mentioned the majority of development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. There was, however, a quarter-on-quarter improvement in development grades where some of the development towards the south in the basal reef Steyn facies achieved better grades than expected. The major drive is still on the development of the area to the north to get into the higher grade Black Chert facies and move closer to the average reserve grade.

Target (narrow reef mining)

At Target 1 shaft good values were sampled in two raises that are being developed for narrow reef stoping. It is important to note that this is not representative of Target 1 shaft as a whole as it excludes the massive mining as well as the raises developed for rock engineering requirements.

The development metres at Target 3 shaft continues to increase quarter-on-quarter where some promising grades are being sampled in the A-reef raises. Once the ventilation constraints have been removed, development will also start on the Basal reef and B reef.

Tshepong

The Basal Reef development grade was lower quarter-on-quarter, but still in line with the ore reserve grade. Some of the raise lines sampled will be re-investigated to ensure that the bottom contact of the Basal reef has been exposed. There was an improvement in the B reef development grade quarter-on-quarter.

Virginia

At Unisel there was an improvement in the development grade, mainly because of better grades in the Middle reef in the decline section. The Leader and Basal reef grades were also better quarter-on-quarter.

Exploration

South Africa

Joel North

For the purpose of extending the life of Joel, a drilling programme was undertaken that resulted in favourable results. We have commenced with a pre-feasibility study in these areas, which is scheduled to be completed in October 2010.

Poplar

The Poplar project is in the Evander region immediately north of Evander South. Exploration drilling was carried out by previous owners over a fifty-year period resulting in numerous feasibility reports. The resource occurs between 500m and 1 300m below surface and the relatively shallow depth allows the project to potentially produce its first gold within five years.

The drilling programme consists of 25 holes (19 500m) and it is expected that the programme will take 12 months to complete. The drilling is ahead of schedule with a total of 8 468 metres drilled in the September 2010 quarter.

International (Papua New Guinea)*

Morobe Mining Joint Venture (MMJV)

Wafi-Golpu

The Wafi-Golpu Project in Papua New Guinea (PNG) has shown further significant exploration drill hole intercepts at the Golpu porphyry copper-gold deposit, which is part of the MMJV. During the quarter Harmony released an updated Statement of Reserves and Resources which included an appreciable increase in the Wafi-Golpu Resource to 16Moz of gold and 4.8Mt of copper. Additional exploration drilling at Golpu undertaken during the quarter has further extended the deposit with significant intercepts as follows:

- WR347: 799m@1.43g/t Au, 1.90% Cu from 883m including 616m @ 1.79g/t Au, 2.34% Cu from 910m

- WR348: 561m@0.51g/t Au, 0.99% Cu from 179m including 209m @ 0.89g/t Au, 1.88% Cu from 359m

- WR349: 327m@0.39g/t Au, 1.23% Cu from 194m including 117m @ 0.63g/t Au, 2.09% Cu from 262m

WR347 was drilled as a 100m step-out hole on the northern margin of the existing resource. The intercept correlates with a zone of bornite (Cu_5FeS_4) mineralisation, whereas most other mineralisation is chalcopyrite ($CuFeS_2$) and represents the highest grade results ever returned from drilling at the project. This intersection significantly extends the higher grade core of the Golpu Resource to the north with the ore body remaining open in this direction and at depth.

WR349 indicates that the high grade porphyry mineralisation extends to the north and closer to the surface than previously modelled.

As a result of this drilling, the Wafi-Golpu exploration target has been upgraded to 30Moz of gold and 8Mt of copper based on a tonnage range between 900 and 1 400 million tonnes. This targets growth of epithermal deposits to between 100 and 200 million tonnes at a grade range between 1.5 and 2.0g/t plus porphyry deposits to a range of 800 and 1 200 million tonnes at grades between 0.7 and 1.1% copper and 0.5 to 0.9g/t gold (approved by competent persons).

The Wafi-Golpu Concept Study (Concept Study) was completed during August 2010. The Concept Study was building on previous studies and was updated with new information and enhanced development approaches during the study. The Concept Study demonstrates that a very robust business case exists for the project and therefore both Harmony and Newcrest have approved that the project progresses to the Pre-Feasibility Study phase.

The main value drivers, for which several options will be considered during the Pre-Feasibility Study, are:

- further increasing the tonnage and grade of the resource;

- optimise the production rates from the panel caves to suit the footprint and draw heights;

- optimise the gold recovery of the refractory Wafi ore bodies; and

- positioning of infrastructure, waste dumps and tailings storage facilities in such areas to minimise the impact on the environment and to optimise the costs.

The joint venture study team is targeting to complete the Pre-Feasibility Study towards the end of calendar year 2011. The Pre-Feasibility Study cost, which includes the construction of an access road, the establishment of a camp and associated infrastructure and the commencement of underground exploration access, is estimated to be US$150 million. Approval for the construction of the access road and establishment of a camp and associated infrastructure has been obtained from the local landowners and construction of the access road will commence early during 2011.

Hidden Valley satellite deposit exploration

Work to establish satellite resources and capitalise on the infrastructure around Hidden Valley has included:

- Diamond drilling at the Tais Creek and Waterfall prospects (6 holes/ 2 395m);

- Mapping and rock chip sampling at the Kulang Prospect located approximately 5km north of the Kerimenge deposit.

Kulang Prospect – EL497 JV

The Kulang prospect is located approximately 5km north of the historic Kerimenge deposit and approximately 7km east of the Hamata plant site. Reconnaissance mapping and rock chip sampling has defined a zone in excess 1.5km long and up to 50m wide of epithermal gold mineralisation. The mineralisation is evident as a silicified, and manganese carbonate veined structural zone, accompanied by base metal sulphides.

Rock chip samples have returned assays up to 8.4g/t Au with some samples containing visible gold. Several areas along the structure are now being exploited by local artisanal miners.

Pinkish rhodochrosite (manganocarbonate) and base metal veins form Kulang Prospect with assaying 5.29g/t Au and 181g/t Ag.

Programme planning is currently underway with the aim to fast track drill testing of the mineralised structure.

PNG Exploration (Harmony 100%)

Mount Hagen Project (EL1611 and EL1596)

Exploration activities focused on drilling at the Kurunga prospect with three holes completed for 949m. Reconnaissance mapping and sampling at Bakil Prospect continued. A regional helicopter borne magnetic survey for the Mount Hagen Project tenements commenced in September 2010.

Kurunga Prospect

First pass drilling was completed at the Kurunga prospect for a total of 7 holes/2 450m. Only part assay results returned from drill hole KUDD005 have been received with best results returned to date:

KUDD005:   3m @ 4.72g/t Au from 68m;

9m @ 0.53g/t Au from 83m.

The 3m intercept in KUDD005 correlates with a fault zone with sericite pyrite alteration and includes 1m grading 12.3g/t Au associated with massive pyrite mineralisation.

The final hole of the programme KUDD007 was completed to a depth of 335m and looked encouraging. The hole intersected +200 of moderate to intense sheeted to stockwork quartz-chlorite-carbonate-sulphide veining with associated magnetite-destructive phyllic alteration. Assays for this hole remain outstanding.

Bakil Prospect

- 561 soil samples were collected over approximately 22 line kilometers of ridge and spur soil sampling in the western zone (west of the Mogilip River). The sampling covered an area of approximately 4 x 4 km and includes the area of strong argillic alteration identified in the Bakil landslips. Following completion of the western zone soils, a fly camp will be constructed on the eastern side of the Mogilip river to service the ridge and spur sampling there.

- 109 rock chip samples were collected, including channel samples. Results for some of the grab samples have been received and included the high grade copper results of up to 9.3% Cu as discussed in the significant results section.

- Preliminary mapping work at Bakil indicates a large (>1km diameter) clay-sulphide (argillic) alteration and leached zone occurring centred in the Bakil landslip area where bedrock is well-exposed. The alteration appears to show close association with E-W and NE-SW trending faults. Significantly, new occurrences of copper mineralisation in outcrop are being regularly discovered as the exploration team covers more ground.

Amanab Project (EL1708)

Field work at the Amanab project continued with first pass ridge and spur soil sampling and reconnaissance rock chip sampling at Yup river East and West prospects. A total of 360 soil samples and 17 rock chip samples were collected and submitted for assay during the quarter but to date only partial results have been received.

* The technical information was compiled by Greg Job, Harmony's New Business Executive for South-East Asia, who has the overall responsibility and accountability for the Golpu Project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (SAMREC) 2007. Mr Job has 21 years` experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.

Operating results (Rand/Metric)/(US$/Imperial)

			Underground production – South Africa													Surface production – South Africa				South Africa Other	South Africa Total	Hidden Valley	International Other	Harmony Total
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Virginia	Total SA Underground	Kalgold	Phoenix	Dumps	Total Surface					
Ore milled	– t'000	Sep-10	129	140	140	40	269	243	86	–	205	–	338	244	1 834	433	1 546	858	2 837	–	4 671	427	–	5 098
		Jun-10	129	139	146	91	314	218	95	–	199	–	344	241	1 916	431	1 337	711	2 479	–	4 395	304	–	4 699
Gold produced	– kg	Sep-10	911	541	552	148	1 513	1 263	377	31	836	111	1 688	760	8 731	368	165	536	1 069	–	9 800	671	–	10 471
		Jun-10	1 170	508	577	378	1 400	1 201	416	29	869	92	1 718	793	9 151	410	154	484	1 048	–	10 199	585	–	10 784
Gold produced	– oz	Sep-10	29 289	17 394	17 747	4 758	48 644	40 606	12 121	997	26 878	3 569	54 270	24 435	280 708	11 831	5 305	17 233	34 369	–	315 077	21 573	–	336 650
		Jun-10	37 616	16 333	18 551	12 153	45 011	38 613	13 375	932	27 939	2 958	55 235	25 496	294 212	13 182	4 951	15 561	33 694	–	327 906	18 808	–	346 714
Yield	– g/tonne	Sep-10	7.06	3.86	3.94	3.70	5.62	5.20	4.38	–	4.08	–	4.99	3.11	4.68	0.85	0.11	0.62	0.38	–	2.07	1.57	–	2.03
		Jun-10	9.07	3.65	3.95	4.15	4.46	5.51	4.38	–	4.37	–	4.99	3.29	4.71	0.95	0.12	0.68	0.42	–	2.29	1.53	–	2.24
Cash operating costs	– R/kg	Sep-10	245 750	249 294	290 188	588 101	225 164	161 372	296 520	–	215 050	–	175 322	300 593	228 946	238 840	231 606	196 034	216 260	–	227 542	244 720	–	228 658
		Jun-10	164 200	222 276	283 939	253 926	209 112	145 521	231 570	–	221 938	–	165 375	272 570	201 753	185 629	231 195	158 539	179 814	–	199 472	244 544	–	201 460
Cash operating costs	– $/oz	Sep-10	1 046	1 061	1 236	2 504	959	687	1 263	–	916	–	746	1 280	975	1 017	986	835	921	–	969	1 042	–	974
		Jun-10	677	916	1 171	1 047	862	600	955	–	915	–	682	1 124	832	765	953	654	741	–	822	1 008	–	831
Cash operating costs	– R/tonne	Sep-10	1 735	963	1 144	2 176	1 266	839	1 300	–	877	–	876	936	1 072	203	25	122	81	–	470	385	–	463
		Jun-10	1 489	812	1 122	1 055	932	802	1 014	–	969	–	826	897	951	177	27	108	76	–	457	374	–	452
Gold sold	– kg	Sep-10	939	585	608	152	1 661	1 302	388	31	847	111	1 739	776	9 139	402	165	536	1 103	–	10 242	627	–	10 869
		Jun-10	1 185	486	588	339	1 241	1 216	421	29	835	92	1 740	949	9 121	405	154	484	1 043	–	10 164	575	–	10 739
Gold sold	– oz	Sep-10	30 190	18 808	19 548	4 887	53 402	41 860	12 474	997	27 232	3 569	55 910	24 949	293 826	12 925	5 305	17 233	35 463	–	329 289	20 158	–	349 447
		Jun-10	38 099	15 625	18 905	10 899	39 899	39 095	13 535	932	26 846	2 958	55 942	30 511	293 246	13 021	4 951	15 561	33 533	–	326 779	18 487	–	345 266
Revenue	(R'000)	Sep-10	269 901	168 047	174 211	43 915	475 433	374 366	111 701	–	244 091	–	500 096	222 842	2 584 603	115 562	47 348	153 582	316 492	–	2 901 095	181 854	–	3 082 949
		Jun-10	351 782	143 719	173 936	98 498	365 469	360 950	125 134	–	250 664	–	515 208	277 489	2 662 849	117 637	44 870	140 711	303 218	–	2 966 067	78 996	–	3 045 063
Cash operating costs	(R'000)	Sep-10	223 878	134 868	160 184	87 039	340 673	203 813	111 788	–	179 782	–	295 944	228 451	1 966 420	87 893	38 215	105 074	231 182	–	2 197 602	164 207	–	2 361 809
		Jun-10	192 114	112 916	163 833	95 984	292 757	174 771	96 333	–	192 864	–	284 114	216 148	1 821 834	76 108	35 604	76 733	188 445	–	2 010 279	113 713	–	2 123 992
Inventory movement	(R'000)	Sep-10	(462)	12 677	16 219	(11 971)	46 002	(1 979)	(407)	–	9 607	–	(2 284)	(3 473)	63 929	1 633	–	4 975	6 608	–	70 537	(1 299)	–	69 238
		Jun-10	16 640	(1 615)	5 674	(5 817)	(50 066)	4 127	5 339	–	(7 829)	–	26 079	29 694	22 226	(822)	–	8 082	7 260	–	29 486	(50 369)	–	(20 883)
Operating costs	(R'000)	Sep-10	223 416	147 545	176 403	75 068	386 675	201 834	111 381	–	189 389	–	293 660	224 978	2 030 349	89 526	38 215	110 049	237 790	–	2 268 139	162 908	–	2 431 047
		Jun-10	208 754	111 301	169 507	90 167	242 691	178 898	101 672	–	185 035	–	310 193	245 842	1 844 060	75 286	35 604	84 815	195 705	–	2 039 765	63 344	–	2 103 109
Operating profit	(R'000)	Sep-10	46 485	20 502	(2 192)	(31 153)	88 758	172 532	320	–	54 702	–	206 436	(2 136)	554 254	26 036	9 133	43 533	78 702	–	632 956	18 946	–	651 902
		Jun-10	143 028	32 418	4 429	8 331	122 778	182 052	23 462	–	65 629	–	205 015	31 647	818 789	42 351	9 266	55 896	107 513	–	926 302	15 652	–	941 954
Operating profit	($'000)	Sep-10	6 363	2 807	(300)	(4 265)	12 150	23 618	44	–	7 488	–	28 259	(292)	75 872	3 564	1 249	5 960	10 773	–	86 645	2 594	–	89 239
		Jun-10	18 957	4 297	587	1 104	16 273	24 130	3 109	–	8 698	–	27 174	4 195	108 524	5 613	1 228	7 408	14 249	–	122 773	2 074	–	124 847
Capital expenditure	(R'000)	Sep-10	38 917	69 496	59 207	18 337	104 357	40 463	91 716	44 290	62 112	56 067	60 650	30 173	675 785	4 645	–	–	4 645	7 626	688 056	59 218	1 990	749 264
		Jun-10	33 366	104 138	38 078	18 100	85 991	44 759	117 399	59 206	69 223	42 839	69 935	37 775	720 809	4 383	599	–	4 982	23 958	749 749	73 149	1 363	824 261
Capital expenditure	($'000)	Sep-10	5 327	9 513	8 105	2 510	14 285	5 539	12 555	6 063	8 502	7 675	8 302	4 130	92 506	636	–	–	636	1 044	94 186	8 106	272	102 564
		Jun-10	4 422	13 803	5 047	2 399	11 397	5 932	15 560	7 847	9 175	5 678	9 269	5 007	95 536	581	79	–	660	3 175	99 371	9 695	181	109 247

Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached. Included in the gold produced for the June quarter is 120kg which was capitalised for Hidden Valley.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Note	Quarter ended 30 September 2010 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 September¹ 2009 (Unaudited) R million	Year ended 30 June 2010 (Audited) R million
Continuing operations					
Revenue		3 083	3 045	2 747	11 284
Cost of sales	2	(2 995)	(2 649)	(2 600)	(10 484)
Production costs		(2 408)	(2 075)	(2 195)	(8 325)
Royalty expense		(23)	(28)	–	(33)
Amortisation and depreciation		(426)	(383)	(350)	(1 375)
Impairment of assets		–	(30)	–	(331)
Employment termination and restructuring costs		(78)	(82)	–	(205)
Other items		(60)	(51)	(55)	(215)
Gross profit		**88**	**396**	**147**	**800**
Corporate, administration and other expenditure		(94)	(124)	(79)	(382)
Social investment expenditure		(16)	(28)	(9)	(81)
Exploration expenditure		(99)	(60)	(48)	(219)
Profit on sale of property, plant and equipment		16	101	–	104
Other (expenses)/income – net		(54)	40	(74)	(58)
Operating (loss)/profit		**(159)**	**325**	**(63)**	**164**
(Loss)/profit from associates		(8)	(7)	31	56
Loss on sale of investment in subsidiary		–	–	–	(24)
Net gain on financial instruments	3	311	11	–	38
Investment income		14	25	71	187
Finance cost		(59)	(94)	(54)	(246)
Profit/(loss) before taxation		**99**	**260**	**(15)**	**175**
Taxation		6	(230)	(18)	(335)
Normal taxation		(9)	(20)	(28)	(84)
Deferred taxation		15	(210)	10	(251)
Net profit/(loss) from continuing operations		**105**	**30**	**(33)**	**(160)**
Discontinued operations					
(Loss)/profit from discontinued operations	4	(3)	(17)	4	(32)
Net profit/(loss)		**102**	**13**	**(29)**	**(192)**
Attributable to:					
Owners of the parent		102	13	(29)	(192)
Non-controlling interest		–	–	–	–
Earnings/(loss) per ordinary share (cents)	5				
– Earnings/(loss) from continuing operations		24	7	(8)	(38)
– (Loss)/earnings from discontinued operations		(1)	(4)	1	(8)
Total earnings/(loss) per ordinary share (cents)		**23**	**3**	**(7)**	**(46)**
Diluted earnings/(loss) per ordinary share (cents)	5				
– Earnings/(loss) from continuing operations		24	7	(8)	(38)
– (Loss)/earnings from discontinued operations		(1)	(4)	1	(8)
Total diluted earnings/(loss) per ordinary share (cents)		**23**	**3**	**(7)**	**(46)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

¹ The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation. See note 4 in this regard.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

		Quarter ended		Year ended
	30 September 2010 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 September 2009 (Unaudited) R million	30 June 2010 (Audited) R million
Net profit/(loss) for the period	**102**	**13**	**(29)**	**(192)**
Other comprehensive income/(loss) for the period, net of income tax	106	(166)	15	(131)
Foreign exchange translation	106	(161)	19	(127)
Fair value movement of available-for-sale investments	–	(5)	(4)	(4)
Total comprehensive income/(loss) for the period	**208**	**(153)**	**(14)**	**(323)**
Attributable to:				
Owners of the parent	208	(153)	(14)	(323)
Non-controlling interest	–	–	–	–

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Note	At 30 September 2010 (Unaudited) R million	At 30 June 2010 (Audited) R million	At 30 September 2009 (Unaudited) R million
ASSETS				
Non-current assets				
Property, plant and equipment		29 873	29 556	28 457
Intangible assets		2 199	2 210	2 218
Restricted cash		116	146	165
Restricted investments		1 787	1 742	1 668
Investments in financial assets		296	12	39
Investments in associates		377	385	360
Inventories		237	214	–
Trade and other receivables		67	75	72
		34 952	34 340	32 979
Current assets				
Inventories		902	987	1 147
Trade and other receivables		649	932	838
Income and mining taxes		73	74	45
Cash and cash equivalents		772	770	1 094
		2 396	2 763	3 124
Assets of disposal groups classified as held for sale	4	–	245	–
		2 396	3 008	3 124
Total assets		**37 348**	**37 348**	**36 103**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 269	28 261	28 093
Other reserves		395	258	388
Retained earnings		578	690	853
		29 242	29 209	29 334
Non-current liabilities				
Deferred tax		3 572	3 534	3 265
Provision for environmental rehabilitation		1 723	1 692	1 564
Retirement benefit obligation and other provisions		169	169	166
Borrowings	6	970	981	108
		6 434	6 376	5 103
Current liabilities				
Borrowings	6	207	209	260
Income and mining taxes		13	9	21
Trade and other payables		1 452	1 410	1 385
		1 672	1 628	1 666
Liabilities of disposal groups classified as held for sale	4	–	135	–
		1 672	1 763	1 666
Total equity and liabilities		**37 348**	**37 348**	**36 103**
Number of ordinary shares in issue		428 850 584	428 654 779	426 024 653
Net asset value per share (cents)		6 819	6 814	6 886

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)(Rand)
for the period ended 30 September 2010

	Share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance – 30 June 2010	28 261	258	690	29 209
Issue of shares	8	–	–	8
Share-based payments	–	31	–	31
Total comprehensive income for the period	–	106	102	208
Dividends paid	–	–	(214)	(214)
Balance as at 30 September 2010	**28 269**	**395**	**578**	**29 242**
Balance – 30 June 2009	28 091	339	1 095	29 525
Issue of shares	2	–	–	2
Share-based payments	–	34	–	34
Total comprehensive loss for the period	–	15	(29)	(14)
Dividends paid	–	–	(213)	(213)
Balance as at 30 September 2009	**28 093**	**388**	**853**	**29 334**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended			Year ended
	30 September 2010 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 September 2009 (Unaudited) R million	30 June 2010 (Audited) R million
Cash flow from operating activities				
Cash generated by operations	703	884	225	1 611
Interest and dividends received	14	25	68	187
Interest paid	(30)	(38)	(9)	(90)
Income and mining taxes paid	(4)	(55)	(25)	(125)
Cash generated by operating activities	683	816	259	1 583
Cash flow from investing activities				
Decrease/(increase) in restricted cash	30	–	(3)	15
Proceeds on disposal of investment in subsidiary	229	–	–	24
Proceeds on disposal of available-for-sale financial assets	–	8	15	50
Other investing activities	10	(11)	8	(12)
Net additions to property, plant and equipment	(748)	(708)	(907)	(3 493)
Cash utilised by investing activities	(479)	(711)	(887)	(3 416)
Cash flow from financing activities				
Borrowings raised	–	300	–	1 236
Borrowings repaid	(7)	(106)	(7)	(391)
Ordinary shares issued – net of expenses	8	7	2	18
Dividends paid	(214)	–	(213)	(213)
Cash (utilised)/generated by financing activities	(213)	201	(218)	650
Foreign currency translation adjustments	**11**	**(17)**	**(10)**	**3**
Net increase/(decrease) in cash and cash equivalents	2	289	(856)	(1 180)
Cash and cash equivalents – beginning of period	770	481	1 950	1 950
Cash and cash equivalents – end of period	**772**	**770**	**1 094**	**770**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2010

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the period ended 30 September 2010 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010. These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010.

2. Cost of sales

	Quarter ended			Year ended
	30 September 2010 (Unaudited) R million	30 June 2010 (Unaudited) R million	30 September[1] 2009 (Unaudited) R million	30 June 2010 (Audited) R million
Production costs	2 408	2 075	2 195	8 325
Royalty expense	23	28	–	33
Amortisation and depreciation	426	383	350	1 375
Impairment of assets[2]	–	30	–	331
Rehabilitation expenditure	4	14	4	29
Care and maintenance cost of restructured shafts	25	15	17	57
Employment termination and restructuring costs	78	82	–	205
Share-based payments	31	41	34	148
Provision for post-retirement benefits	–	(19)	–	(19)
Total cost of sales	**2 995**	**2 649**	**2 600**	**10 484**

(1)   The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 4 in this regard.

(2)   The impairment for the year ended 30 June 2010 relates mainly to Virginia and Evander, which was recorded as a result of shaft closures.

3. Net gain on financial instruments

On 3 September 2010, Harmony Gold Mining Company Limited (Harmony) entered into two transactions with Witwatersrand Consolidated Gold Resources Limited (Wits Gold), in which Wits Gold will obtain a prospecting right over Harmony's Merriespruit South area and the option held by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option), which will be cancelled. Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area.

The total consideration is R336 million (R61 million for the prospecting area and R275 million for the cancellation of the option agreement), which will be settled in cash or in a combination of cash and shares in Wits Gold, when all remaining conditions precedent to the transaction have been fulfilled. The group classifies the Freegold option as a financial asset at fair value through profit and loss and has recognised a fair value movement gain in the consolidated income statement of R273 million following the conclusion of the agreements on 3 September 2010.

4. Disposal groups classified as held for sale and discontinued operations

The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognised a total profit of R104 million, net of tax, before the realisation of accumulated foreign exchange losses of R107 million from other comprehensive income to the consolidated income statement on the effective date. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.

5. **Earnings/(loss) per ordinary share**

Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 30 September 2010: 428.7 million (30 June 2010: 427.6 million, 30 September 2009: 425.9 million), and the year ended 30 June 2010: 426.4 million.

The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 September 2010: 429.9 million (30 June 2010: 429.1 million, 30 September 2009: 427.2 million), and the year ended 30 June 2010: 427.8 million.

	Quarter ended			Year ended
	30 September 2010 (Unaudited)	30 June 2010 (Unaudited)	30 September[1] 2009 (Unaudited)	30 June 2010 (Audited)
Total earnings/(loss) per ordinary share (cents):				
Basic earnings/(loss)	23	3	(7)	(46)
Fully diluted earnings/(loss)	23	3	(7)	(46)
Headline earnings/ (loss)	33	(10)	(12)	(7)
– from continuing operations	33	(6)	(13)	1
– from discontinued operations	–	(4)	1	(8)
Diluted headline earnings/(loss)	33	(10)	(12)	(7)
– from continuing operations	33	(6)	(13)	1
– from discontinued operations	–	(4)	1	(8)
	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):				
Continuing operations				
Net profit/(loss)	105	30	(33)	(160)
Adjusted for:				
Profit on sale of property, plant and equipment	(16)	(101)	–	(104)
Taxation effect of profit on sale of property, plant and equipment	5	21	–	22
Net gain on financial instruments	–	(5)	(2)	(7)
Taxation effect of gain on financial instruments	–	1	1	2
Foreign exchange loss/(gain) reclassified from other comprehensive income	47	–	(22)	(22)
Taxation effect of foreign exchange loss/(gain) reclassified from other comprehensive income	–	–	–	–
Loss on sale of investment in subsidiary	–	–	–	24
Taxation effect of loss on sale of investment in subsidiary	–	–	–	(7)
Impairment of other investments	–	1	–	–
Taxation effect of impairment of other investments	–	–	–	–
Impairment of assets	–	30	–	331
Taxation effect of impairment of assets	–	(4)	–	(75)
Impairment of investment in associate	–	–	2	–
Taxation effect of impairment of investment in associate	–	–	–	–
Headline earnings/(loss)	**141**	**(27)**	**(54)**	**4**
Discontinued operations				
Net (loss)/profit	(3)	(17)	4	(32)
Adjusted for:				
Profit on sale of investment in subsidiary	(138)	–	(1)	(1)
Taxation effect of profit on sale of investment in subsidiary	34	–	–	–
Foreign exchange loss reclassified from other comprehensive income	107	–	–	–
Taxation effect of foreign exchange loss reclassified from other comprehensive income	–	–	–	–
Headline (loss)/earnings	**–**	**(17)**	**3**	**(33)**
Total headline earnings/(loss)	**141**	**(44)**	**(51)**	**(29)**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 4 in this regard.

6. Borrowings

	30 September 2010 (Unaudited) R million	30 June 2010 (Audited) R million	30 September 2009 (Unaudited) R million
Total long-term borrowings	970	981	108
Total current portion of borrowings	207	209	260
Total borrowings [1] [2]	1 177	1 190	368

[1] On 11 December 2009, the company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three-month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.

The Term Facility is repayable bi-annually in equal instalments of R90 million over 5 years. The first instalment was paid on 30 June 2010. The Revolving Credit Facility is repayable after 3 years.

[2] Included in the borrowings is R74 million (June 2010: R91 million; September 2009: R104 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	30 September 2010 (Unaudited) R million	30 June 2010 (Audited) R million	30 September 2009 (Unaudited) R million
Due within one year	30	33	31
Due between one and five years	46	60	76
	76	93	107
Future finance charges	(2)	(2)	(3)
Total future minimum lease payments	74	91	104

7. Commitments and contingencies

	30 September 2010 (Unaudited) R million	30 June 2010 (Audited) R million	30 September 2009 (Unaudited) R million
Capital expenditure commitments:			
Contracts for capital expenditure	369	335	528
Authorised by the directors but not contracted for	2 070	1 006	1 829
	2 439	1 341	2 357

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2010, available on the group's website www.harmony.co.za. There were no significant changes in contingencies since 30 June 2010.

8. Dividends paid

On 13 August 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounting to R214 million was paid on 20 September 2010.

9. Subsequent events

Closure of Merriespruit 1

On 4 October 2010, the decision was made to finally close Merriespruit 1 shaft, under the Section 189 of the Labour Relations Act already in place. The closure was postponed in terms of an agreement reached with organised labour to keep the shaft open while it remained profitable.

10. Segment report

The segment report follows on page 25.

11. Reconciliation of segment information to consolidated income statements and balance sheet

	30 September 2010 (Unaudited) R million	30 September[1] 2009 (Unaudited) R million
The "reconciliation of segment data to consolidated financials" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.		
Revenue from:		
Discontinued operations	–	–
Production costs from:		
Discontinued operations	–	–
Reconciliation of production profit to gross profit:		
Total segment revenue	3 083	2 747
Total segment production costs	(2 431)	(2 195)
Production profit as per segment report	652	552
Less: discontinued operations	–	–
	652	552
Cost of sales items other than production costs and royalty expense	(564)	(405)
Amortisation and depreciation	(426)	(350)
Employment termination and restructuring costs	(78)	–
Share-based payments	(31)	(34)
Rehabilitation costs	(4)	(4)
Care and maintenance costs of restructured shafts	(25)	(17)
Gross profit as per income statements *	**88**	**147**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment:		
Mining assets	829	596
Undeveloped property	5 139	5 139
Other non-mining assets	67	66
	6 035	**5 801**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operations. See note 4 in this regard.

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2010 (Rand/Metric) (Unaudited)

	Revenue R million	Production costs[1] R million	Production profit/(loss) R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani[2]	270	223	47	987	83	942	129
Doornkop	168	148	20	2 896	70	541	140
Evander	174	176	(2)	935	59	552	140
Joel	44	75	(31)	184	18	148	40
Kusasalethu	475	387	88	3 046	104	1 513	269
Masimong	374	202	172	815	41	1 263	243
Phakisa	112	111	1	4 133	92	377	86
Target[2]	244	189	55	2 598	118	947	205
Tshepong	500	294	206	3 620	61	1 688	338
Virginia	223	225	(2)	694	30	760	244
Surface							
All other surface operations[3]	317	238	79	145	12	1 069	2 837
Total South Africa	**2 901**	**2 268**	**633**	**20 053**	**688**	**9 800**	**4 671**
International							
Papua New Guinea	182	163	19	3 785	61	671	427
Total international	**182**	**163**	**19**	**3 785**	**61**	**671**	**427**
Total continuing operations	**3 083**	**2 431**	**652**	**23 838**	**749**	**10 471**	**5 098**
Discontinued operations							
Mount Magnet	–	–	–	–	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**3 083**	**2 431**	**652**	**23 838**	**749**	**10 471**	**5 098**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 11)	–	–		6 035			
	3 083	**2 431**		**29 873**			

Notes:

(1) Production costs includes royalty expense.

(2) Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Rand/Metric)(Unaudited)

	Revenue R million	Production costs R million	Production profit/(loss) R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	234	193	41	672	23	946	147
Doornkop	120	101	19	2 618	73	500	130
Evander	290	273	17	958	52	1 239	259
Joel	128	105	23	230	18	515	136
Kusasalethu	350	281	69	2 797	111	1 625	260
Masimong	324	186	138	684	39	1 359	234
Phakisa	64	59	5	3 778	128	260	71
Target	219	160	59	2 262	84	909	193
Tshepong	421	294	127	3 660	71	1 703	418
Virginia	398	413	(15)	868	52	1 668	544
Surface							
Other [1]	199	130	69	141	15	891	2 092
Total South Africa	**2 747**	**2 195**	**552**	**18 668**	**666**	**11 615**	**4 484**
International							
Papua New Guinea	–	–	–	3 713	249	–	–
Total international	**–**	**–**	**–**	**3 713**	**249**	**–**	**–**
Total continuing operations	**2 747**	**2 195**	**552**	**22 381**	**915**	**11 615**	**4 484**
Discontinued operations							
Mount Magnet	–	–	–	275	–	–	–
Total discontinued operations	**–**	**–**	**–**	**275**	**–**	**–**	**–**
Total operations	**2 747**	**2 195**	**552**	**22 656**	**915**	**11 615**	**4 484**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 11)	–	–		5 801			
	2 747	**2 195**		**28 457**			

Note:

[1] Includes Kalgold, Phoenix and Dumps.



HARMONY™

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")



Results for the first quarter ended 30 September 2010 (US$)

Operating results (US$/Imperial)

			Underground production – South Africa													Surface production – South Africa				South Africa Other	South Africa Total	Hidden Valley	International Other	Harmony Total
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Virginia	Total SA Under-ground	Kalgold	Phoenix	Dumps	Total Surface					
Ore milled	– t'000	Sep-10	142	154	154	44	297	268	95	–	226	–	373	269	2 022	477	1 705	946	3 128	–	5 150	471	–	5 621
		Jun-10	142	153	161	100	346	240	105	–	219	–	379	266	2 111	475	1 474	784	2 733	–	4 844	335	–	5 179
Gold produced	– oz	Sep-10	29 289	17 394	17 747	4 758	48 644	40 606	12 121	997	26 878	3 569	54 270	24 435	280 708	11 831	5 305	17 233	34 369	–	315 077	21 573	–	336 650
		Jun-10	37 616	16 333	18 551	12 153	45 011	38 613	13 375	932	27 939	2 958	55 235	25 496	294 212	13 182	4 951	15 561	33 694	–	327 906	18 808	–	346 714
Yield	– oz/t	Sep-10	0.206	0.113	0.115	0.108	0.164	0.152	0.128	–	0.119	–	0.145	0.091	0.137	0.025	0.003	0.018	0.011	–	0.060	0.046	–	0.059
		Jun-10	0.265	0.107	0.115	0.122	0.130	0.161	0.127	–	0.128	–	0.146	0.096	0.138	0.028	0.003	0.020	0.012	–	0.067	0.045	–	0.065
Cash operating costs	– $/oz	Sep-10	1 046	1 061	1 236	2 504	959	687	1 263	–	916	–	746	1 280	975	1 017	986	835	921	–	969	1 042	–	974
		Jun-10	677	916	1 171	1 047	862	600	955	–	915	–	682	1 124	832	765	953	654	741	–	822	1 008	–	831
Cash operating costs	– $/t	Sep-10	216	120	142	271	157	104	161	–	109	–	109	116	133	25	3	15	10	–	58	48	–	58
		Jun-10	179	98	135	127	112	97	122	–	117	–	99	108	114	21	3	13	9	–	55	45	–	54
Gold sold	– oz	Sep-10	30 190	18 808	19 548	4 887	53 402	41 860	12 474	997	27 232	3 569	55 910	24 949	293 826	12 925	5 305	17 233	35 463	–	329 289	20 158	–	349 447
		Jun-10	38 099	15 625	18 905	10 899	39 899	39 095	13 535	932	26 846	2 958	55 942	30 511	293 246	13 021	4 951	15 561	33 533	–	326 779	18 487	–	345 266
Revenue	($'000)	Sep-10	36 946	23 004	23 848	6 011	65 081	51 247	15 291	–	33 413	–	68 458	30 505	353 804	15 819	6 481	21 024	43 324	–	397 128	24 894	–	422 022
		Jun-10	46 626	19 049	23 054	13 055	48 440	47 841	16 585	–	33 223	–	68 287	36 779	352 939	15 592	5 947	18 650	40 189	–	393 128	10 470	–	403 598
Cash operating costs	($'000)	Sep-10	30 646	18 462	21 928	11 915	46 634	27 900	15 303	–	24 610	–	40 512	31 272	269 182	12 031	5 232	14 383	31 646	–	300 828	22 478	–	323 306
		Jun-10	25 464	14 966	21 715	12 722	38 803	23 164	12 768	–	25 563	–	37 656	28 648	241 469	10 088	4 719	10 171	24 978	–	266 447	15 072	–	281 519
Inventory movement	($'000)	Sep-10	(63)	1 735	2 220	(1 639)	6 297	(271)	(56)	–	1 315	–	(313)	(475)	8 750	224	–	681	905	–	9 655	(178)	–	9 477
		Jun-10	2 205	(214)	752	(771)	(6 636)	547	708	–	(1 038)	–	3 457	3 936	2 946	(109)	–	1 071	962	–	3 908	(6 676)	–	(2 768)
Operating costs	($'000)	Sep-10	30 583	20 197	24 148	10 276	52 931	27 629	15 247	–	25 925	–	40 199	30 797	277 932	12 255	5 232	15 064	32 551	–	310 483	22 300	–	332 783
		Jun-10	27 669	14 752	22 467	11 951	32 167	23 711	13 476	–	24 525	–	41 113	32 584	244 415	9 979	4 719	11 242	25 940	–	270 355	8 396	–	278 751
Operating profit	($'000)	Sep-10	6 363	2 807	(300)	(4 265)	12 150	23 618	44	–	7 488	–	28 259	(292)	75 872	3 564	1 249	5 960	10 773	–	86 645	2 594	–	89 239
		Jun-10	18 957	4 297	587	1 104	16 273	24 130	3 109	–	8 698	–	27 174	4 195	108 524	5 613	1 228	7 408	14 249	–	122 773	2 074	–	124 847
Capital expenditure	($'000)	Sep-10	5 327	9 513	8 105	2 510	14 285	5 539	12 555	6 063	8 502	7 675	8 302	4 130	92 506	636	–	–	636	1 044	94 186	8 106	272	102 564
		Jun-10	4 422	13 803	5 047	2 399	11 397	5 932	15 560	7 847	9 175	5 678	9 269	5 007	95 536	581	79	–	660	3 175	99 371	9 695	181	109 247

Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached. Included in the gold produced for the June quarter is 3 858oz which was capitalised for Hidden Valley.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(Convenience translation)

	Quarter ended			Year ended
	30 September 2010 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 September¹ 2009 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Continuing operations				
Revenue	422	404	353	1 489
Cost of sales	(411)	(352)	(334)	(1 383)
Production costs	(330)	(275)	(282)	(1 099)
Royalty expense	(3)	(4)	–	(4)
Amortisation and depreciation	(58)	(51)	(45)	(181)
Impairment of assets	–	(4)	–	(43)
Employment termination and restructuring costs	(11)	(11)	–	(27)
Other items	(9)	(7)	(7)	(29)
Gross profit	**11**	**52**	**19**	**106**
Corporate, administration and other expenditure	(13)	(16)	(10)	(50)
Social investment expenditure	(2)	(4)	(1)	(11)
Exploration expenditure	(14)	(8)	(6)	(29)
Profit on sale of property, plant and equipment	2	13	–	14
Other (expenses)/income – net	(7)	5	(10)	(8)
Operating (loss)/profit	**(23)**	**42**	**(8)**	**22**
(Loss)/profit from associates	(1)	(1)	4	7
Loss on sale of investment in subsidiary	–	–	–	(3)
Net gain on financial instruments	43	2	–	5
Investment income	2	3	9	25
Finance cost	(8)	(12)	(7)	(32)
Profit/(loss) before taxation	**13**	**34**	**(2)**	**24**
Taxation	1	(30)	(2)	(44)
Normal taxation	(1)	(3)	(3)	(11)
Deferred taxation	2	(27)	1	(33)
Net profit/(loss) from continuing operations	**14**	**4**	**(4)**	**(20)**
Discontinued operations				
(Loss)/profit from discontinued operations	–	(2)	1	(4)
Net profit/(loss)	**14**	**2**	**(3)**	**(24)**
Attributable to:				
Owners of the parent	14	2	(3)	(24)
Non-controlling interest	–	–	–	–
Earnings/(loss) per ordinary share (cents)				
– Earnings/(loss) from continuing operations	3	1	(1)	(5)
– Loss from discontinued operations	–	(1)	–	(1)
Total earnings/(loss) per ordinary share (cents)	**3**	**–**	**(1)**	**(6)**
Diluted earnings/(loss) per ordinary share (cents)				
– Earnings/(loss) from continuing operations	3	1	(1)	(5)
– Loss from discontinued operations	–	(1)	–	(1)
Total diluted earnings/(loss) per ordinary share (cents)	**3**	**–**	**(1)**	**(6)**

¹ The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation.

The currency conversion average rates for the quarter ended: September 2010: US$1 = R7.31 (June 2010: US$1 = R7.54, September 2009: US$1 = R7.78)

The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 30 to 36.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)

(Convenience translation)

		Quarter ended		Year ended
	30 September 2010 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 September[1] 2009 (Unaudited) US$ million	June 2010 (Audited) US$ million
Net profit/(loss) for the period	**14**	**2**	**(3)**	**(24)**
Other comprehensive income/(loss) for the period, net of income tax	15	(22)	1	25
Foreign exchange translation	15	(21)	2	25
Fair value movement of available-for-sale investments	–	(1)	(1)	–
Total comprehensive income/(loss) for the period	**29**	**(20)**	**(2)**	**1**
Attributable to:				
Owners of the parent	29	(20)	(2)	1
Non-controlling interest	–	–	–	–

The currency conversion average rates for the quarter ended: September 2010: US$1 = R7.31 (June 2010: US$1 = R7.54, September 2009: US$1 = R7.78)

The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)

	At 30 September 2010 (Unaudited) US$ million	At 30 June 2010 (Audited) US$ million	At 30 September 2009 (Unaudited) US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	4 289	3 874	3 774
Intangible assets	316	290	294
Restricted cash	17	19	22
Restricted investments	257	228	221
Investments in financial assets	43	2	5
Investments in associates	54	50	48
Inventories	34	28	–
Trade and other receivables	10	10	10
	5 020	4 501	4 374
Current assets			
Inventories	130	129	152
Trade and other receivables	93	10	111
Income and mining taxes	10	122	6
Cash and cash equivalents	111	101	145
	344	362	414
Assets of disposal groups classified as held for sale	–	32	–
	344	394	414
Total assets	**5 364**	**4 895**	**4 788**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	4 059	4 027	3 726
Other reserves	57	(40)	51
Retained earnings/(accumulated loss)	83	(159)	113
	4 199	3 828	3 890
Non-current liabilities			
Deferred tax	513	463	433
Provisions for other liabilities and charges	247	222	207
Retirement benefit obligation and other provisions	24	22	22
Borrowings	139	129	14
	923	836	676
Current liabilities			
Borrowings	30	27	34
Income and mining taxes	2	1	3
Trade and other payables	210	185	185
	242	213	222
Liabilities of disposal groups classified as held for sale	–	18	–
	242	231	222
Total equity and liabilities	**5 364**	**4 895**	**4 788**
Number of ordinary shares in issue	428 850 584	428 654 779	426 024 653
Net asset value per share (cents)	979	893	913

The balance sheet for September 2010 converted at a conversion rate of US$1 = R6.96 (September 2009: US$1 = R7.54).

The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)

for the period ended 30 September 2010 (Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance – 30 June 2010	4 058	38	99	4 195
Issue of shares	1	–	–	1
Share-based payments	–	4	–	4
Total comprehensive income for the period	–	15	15	30
Dividends paid	–	–	(31)	(31)
Balance as at 30 September 2010	**4 059**	**57**	**83**	**4 199**
Balance – 30 June 2009	3 726	45	145	3 916
Issue of shares	–	–	–	–
Share-based payments	–	5	–	5
Total comprehensive loss for the period	–	1	(4)	(3)
Dividends paid	–	–	(28)	(28)
Balance as at 30 September 2009	**3 726**	**51**	**113**	**3 890**

The currency conversion closing rates for the year ended: September 2010: US$1 = R6.96 (September 2009: US$1 = R7.54).

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)

(Convenience translation)

	Quarter ended			Year ended
	30 September 2010 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 September 2009 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Cash flow from operating activities				
Cash generated by operations	96	117	29	214
Interest and dividends received	2	3	9	25
Interest paid	(4)	(5)	(1)	(12)
Income and mining taxes paid	(1)	(7)	(3)	(17)
Cash generated by operating activities	93	108	34	210
Cash flow from investing activities				
Decrease in restricted cash	4	–	–	2
Proceeds on disposal of investment in subsidiary	31	–	–	3
Proceeds on disposal of available-for-sale financial assets	–	1	2	7
Other investing activities	1	(1)	1	(2)
Net additions to property, plant and equipment	(102)	(94)	(117)	(463)
Cash utilised by investing activities	(66)	(94)	(114)	(453)
Cash flow from financing activities				
Borrowings raised	–	40	–	168
Borrowings repaid	(1)	(14)	(1)	(57)
Ordinary shares issued – net of expenses	1	1	–	3
Dividends paid	(29)	–	(29)	(29)
Cash (utilised)/generated by financing activities	(29)	27	(30)	85
Foreign currency translation adjustments	**12**	**(6)**	**2**	**6**
Net increase/(decrease) in cash and cash equivalents	10	35	(108)	(152)
Cash and cash equivalents – beginning of period	101	66	253	253
Cash and cash equivalents – end of period	**111**	**101**	**145**	**101**

Operating activities translated at average rates for the quarter ended: September 2010: US$1 = R7.31 (June 2010: US$1 = R7.54, September 2009: US$1 = R7.78).

Closing balance translated at closing rates of: September 2010: US$1 = R6.96 (June 2010: US$1 = R7.63, September 2009: US$1 = R7.54).

The cash flow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2010 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Production costs[1] US$ million	Production profit/(loss) US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani[2]	37	31	6	142	11	30 286	142
Doornkop	23	20	3	416	10	17 394	154
Evander	24	24	–	134	8	17 747	154
Joel	6	10	(4)	26	3	4 758	44
Kusasalethu	65	53	12	437	14	48 644	297
Masimong	51	28	23	117	6	40 606	268
Phakisa	15	15	–	593	12	12 121	95
Target[2]	33	26	7	373	16	30 447	226
Tshepong	69	40	29	520	8	54 270	373
Virginia	31	31	–	100	4	24 435	269
Surface							
All other surface operations[3]	43	33	10	21	2	34 369	3 128
Total South Africa	**397**	**311**	**86**	**2 879**	**94**	**315 077**	**5 150**
International							
Papua New Guinea	25	22	3	543	9	21 573	471
Total international	**25**	**22**	**3**	**543**	**9**	**21 573**	**471**
Total continuing operations	**422**	**333**	**89**	**3 422**	**103**	**336 650**	**5 621**
Discontinued operations							
Mount Magnet	–	–	–	–	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**422**	**333**	**89**	**3 422**	**103**	**336 650**	**5 621**

Notes:

(1)   Production costs includes royalty expense.

(2)   Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3)   Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.31.

Mining assets are converted at the currency conversion rate of US$1 = R6.96.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Unaudited) (US$/Imperial)
(Convenience translation)

	Revenue US$ million	Production costs US$ million	Production profit/(loss) US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	30	25	5	371	3	30 415	162
Doornkop	16	13	3	128	9	16 075	143
Evander	37	35	2	485	7	39 835	286
Joel	16	13	3	31	2	16 558	150
Kusasalethu	45	36	9	91	14	52 245	287
Masimong	42	24	18	300	5	43 693	258
Phakisa	8	8	–	347	17	8 359	78
Target	28	20	8	501	11	29 225	213
Tshepong	54	38	16	89	9	54 753	461
Virginia	51	53	(2)	115	7	53 627	600
Surface							
Other [1]	26	17	9	19	2	28 646	2 307
Total South Africa	**353**	**282**	**71**	**2 477**	**86**	**373 431**	**4 945**
International							
Papua New Guinea	–	–	–	492	32	–	–
Total international	**–**	**–**	**–**	**492**	**32**	**–**	**–**
Total continuing operations	**353**	**282**	**71**	**2 969**	**118**	**373 431**	**4 945**
Discontinued operations							
Mount Magnet	–	–	–	36	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**353**	**282**	**71**	**3 005**	**118**	**373 431**	**4 945**

Note:

(1)   Includes Kalgold, Phoenix and Dumps.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.78.

Mining assets are converted at the currency conversion rate of US$1 = R7.54.

DEVELOPMENT RESULTS (Metric)

Quarter ended 30 September 2010

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	688	644	10.20	103.19	1 054
B Reef	137	100	57.00	11.82	678
All Reefs	**825**	**744**	**16.49**	**60.85**	**1 003**
Phakisa & Nyala					
Basal	291	300	40.60	22.04	895
All Reefs	**291**	**300**	**40.60**	**22.04**	**895**
Total Bambanani					
(incl. Bambanani, Steyn 1 & Steyn 2)					
Basal	65.2	60	160.10	16.80	2 689
All Reefs	**65**	**60**	**160.10**	**16.80**	**2 689**
Doornkop					
South Reef	484.0	489	65.00	15.20	990
All Reefs	**484**	**489**	**65.00**	**15.23**	**990**
Kusasalethu					
VCR Reef	647.4	614	60.61	24.35	1 476
All Reefs	**647**	**614**	**60.61**	**24.35**	**1 476**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	317.6	183	174.76	13.59	2 375
A Reef	39.1	38	141.20	15.96	2 253
B Reef	33.0	34	27.20	41.51	1 129
All Reefs	**390**	**255**	**150.09**	**14.59**	**2 190**
Masimong					
Basal	523.6	398	64.57	18.53	1 197
B Reef	24.7	–	–	–	–
All Reefs	**548**	**398**	**64.57**	**18.53**	**1 197**
Evander					
Kimberley	287.0	303	36.00	76.42	2 751
All Reefs	**287**	**303**	**36.00**	**76.42**	**2 751**
Virginia					
(incl. Unisel & Merriespruit)					
Basal	696.9	630	126.09	9.16	1 155
Leader	330.7	304	180.61	7.16	1 293
Middle	57.9	52	147.27	13.70	2 017
All Reefs	**1 086**	**986**	**144.01**	**8.63**	**1 243**
Joel					
Beatrix	58.5	66	204.00	6.92	1 412
All Reefs	**59**	**66**	**204.00**	**6.92**	**1 412**
Total Harmony					
Basal	2 264	2 032	65.69	17.32	1 137.98
Beatrix	59	66	204.00	6.92	1 412.00
Leader	331	304	180.61	7.16	1 293.16
B Reef	195	134	49.44	16.03	792.43
A Reef	39.1	38.0	141.20	15.96	2 253.00
Middle	57.9	52.0	147.27	13.70	2 016.96
Elsburg	317.6	183.0	174.76	13.59	2 374.63
Kimberley	287.0	303.0	36.00	76.42	2 751.00
South Reef	484	489	65.00	15.23	990.00
VCR	647	614	60.61	24.35	1 475.79
All Reefs	**4 682**	**4 215**	**79.10**	**17.26**	**1 365**

DEVELOPMENT RESULTS (Imperial)

Quarter ended 30 September 2010

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	2 257	2 113	4.00	3.03	12
B Reef	450	328	22.00	0.35	8
All Reefs	**2 707**	**2 441**	**6.00**	**1.92**	**12**
Phakisa & Nyala					
Basal	954	984	16.00	0.64	10
All Reefs	**954**	**984**	**16.00**	**0.64**	**10**
Total Bambanani					
(incl. Bambanani, Steyn 1 & Steyn 2)					
Basal	214	197	63.00	0.49	31
All Reefs	**214**	**197**	**63.00**	**0.49**	**31**
Doornkop					
South Reef	1 588	1604	26.00	0.44	11
All Reefs	**1 588**	**1 604**	**26.00**	**0.44**	**11**
Kusasalethu					
VCR Reef	2 124	2 014	24.00	0.71	17
All Reefs	**2 124**	**2 014**	**24.00**	**0.71**	**17**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	1 042	600	69.00	0.40	27
A Reef	128	125	56.00	0.46	26
B Reef	108	112	11.00	1.18	13
All Reefs	**1 279**	**837**	**59.00**	**0.43**	**25**
Masimong					
Basal	1 718	1 306	25.00	0.55	14
B Reef	81	–	–	–	–
All Reefs	**1 799**	**1 306**	**25.00**	**0.55**	**14**
Evander					
Kimberley	942	994	14.00	2.26	32
All Reefs	**942**	**994**	**14.00**	**2.26**	**32**
Virginia					
(incl. Unisel & Merriespruit)					
Basal	2 286	2 067	50.00	0.27	13
Leader	1 085	997	71.00	0.21	15
Middle	190	171	58.00	0.40	23
All Reefs	**3 561**	**3 235**	**57.00**	**0.25**	**14**
Joel					
Beatrix	192	217	80.00	0.20	16
All Reefs	**192**	**217**	**80.00**	**0.20**	**16**
Total Harmony					
Basal	7 429	6 667	26.00	0.50	13.07
Beatrix	192	217	80.00	0.20	16.21
Leader	1 085	997	71.00	0.21	14.85
B Reef	640	440	19.00	0.48	9.10
A Reef	128	125	56.00	0.46	25.87
Middle	190	171	58.00	0.40	23.16
Elsburg	1 042	600	69.00	0.40	27.27
Kimberley	942	994	14.00	2.26	31.59
South Reef	1 588	1 604	26.00	0.44	11.37
VCR	2 124	2 014	24.00	0.71	16.95
All Reefs	**15 360**	**13 829**	**31.00**	**0.51**	**16**

NOTES

NOTES

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director: Organisational Development and Transformation)
F F T De Buck*^ (Lead independent director)
F Abbott*
J A Chissano*[1]
Dr C Diarra*†^
K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, C M L Savage*^, A J Wilkens*
* Non-executive
[1] Mozambican
† US/Mali Citizen
^ Independent

Investor Relations Team

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Company Secretary

Khanya Maluleke
Telephone: +27 11 411 2019
Fax: +27 11 411 2070
Mobile: +27 82 767 1082
E-mail: Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: 0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open 8:30 am to 5:30 pm Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax: +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD W2CF10173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director